SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

SKULLCANDY, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

83083J104

(CUSIP Number)

DECEMBER 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 83083J104

1	NAMES OF REPORTING PERSONS JEREMY ANDRUS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,154,920 (1)(2)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,154,920 (1)(2)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,154,920 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8% *
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of 1,644,438 shares held by JA Cropston, LLC. Jeremy Andrus and Brent Andrus, are the managers of JA Cropston, LLC and hold shared voting and dispositive power over these shares but disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(2)	Consists of 194,190 shares and options for the right to purchase 316,292 shares exercisable within 60 days of December 31, 2012 held by Jeremy Andrus.

1	NAMES OF REPORTING PERSONS JA CROPSTON, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,644,438 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,644,438 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,644,438 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% *
12	TYPE OF REPORTING PERSON (see instructions) OO (LIMITED LIABILITY COMPANY)

(1)	Consists of 1,644,438 shares held by JA Cropston, LLC. Jeremy Andrus and Brent Andrus, are the managers of JA Cropston, LLC and hold shared voting and dispositive power over these shares but disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

1	NAMES OF REPORTING PERSONS BRENT ANDRUS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,644,438 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,644,438 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,644,438 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% *
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of 1,644,438 shares held by JA Cropston, LLC. Jeremy Andrus and Brent Andrus, are the managers of JA Cropston, LLC and hold shared voting and dispositive power over these shares but disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

Item 1(a).	Name of Issuer: Skullcandy, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1441 West Ute Boulevard, Suite 250

Park City, Utah 84098

Item 2(a).	Name of Person(s) Filing:

Jeremy Andrus

JA Cropston, LLC

Brent Andrus

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Jeremy Andrus

1441 West Ute Boulevard, Suite 250

Park City, Utah 84098

JA Cropston, LLC

2681 Chadwick Street

Salt Lake City, Utah 84106

Brent Andrus

1441 West Ute Boulevard, Suite 250

Park City, Utah 84098

Item 2(c).	Citizenship:

Jeremy Andrus:	U.S. Citizen

JA Cropston, LLC:	Nevada

Brent Andrus:	U.S. Citizen

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001

Item 2(e).	CUSIP Number: 83083J104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Jeremy Andrus		JA Cropston, LLC		Brent Andrus
(a) Amount beneficially owned:	2,154,920	(1)(2)	1,644,438	(1)	1,644,438	(1)
(b) Percent of class:	7.8	% *	6.0	% *	6.0	% *
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	2,154,920	(1)(2)
(ii) Shared power to vote or to direct the vote:			1,644,438	(1)	1,644,438	(1)
(iii) Sole power to dispose or to direct the disposition of:	2,154,920	(1)(2)
(iv) Shared power to dispose or to direct the disposition of:			1,644,438	(1)	1,644,438	(1)

(1)	Consists of 1,644,438 shares held by JA Cropston, LLC. Jeremy Andrus and Brent Andrus, are the managers of JA Cropston, LLC and hold shared voting and dispositive power over these shares but disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(2)	Consists of 194,190 shares and options for the right to purchase 316,292 shares exercisable within 60 days of December 31, 2012 held by Jeremy Andrus.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: N/A

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

Item 10.	Certification: N/A

*

Calculated based on 27,540,720 shares of common stock of the Issuer outstanding as of November 5, 2012, as reported in the Issuer’s most recent Form 10-Q filed on November 7, 2012. Pursuant to Rule 13d-3 promulgated under the Act, certain securities convertible into, or exchangeable for, shares of common stock, may be deemed to be shares of common stock for purposes of determining beneficial ownership. A person is deemed as of any date to have “beneficial ownership” of any security that such person has a right to acquire within 60 days after such date and such security shall be deemed to be outstanding for purposes of calculating such person’s percentage ownership. For purposes of calculating the ownership percentage of the reporting persons, any securities that any person other than such reporting person has the right to acquire within 60 days of such date are not deemed to be outstanding.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

/s/ Jeremy Andrus
Jeremy Andrus

JA CROPSTON, LLC

By:	/s/ Jeremy Andrus
Jeremy Andrus
Manager

/s/ Brent Andrus
Brent Andrus